Exhibit 3.2

FIRST AMENDMENT TO THE

AGREEMENT OF LIMITED PARTNERSHIP

OF

GREAT AJAX OPERATING PARTNERSHIP L.P.

THIS FIRST AMENDMENT TO THE AGREEMENT OF LIMITED PARTNERSHIP, dated as of March 4, 2025 (this “Amendment”), is entered into by and among Great Ajax Operating LLC, a Delaware limited liability company, as the general partner of Great Ajax Operating Partnership L.P. (the “Partnership”), for itself and on behalf of the limited partners of the Partnership.

WHEREAS, the Agreement of Limited Partnership of the Partnership was executed on July 8, 2014 (as now or hereafter amended, restated, modified, supplemented or replaced, the “Agreement”); and

WHEREAS, Section 4.2.A. of the Agreement authorizes the General Partner to cause the Partnership to issue additional Partnership Units in one or more classes or series, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of Partnership Interests, all as shall be determined, subject to applicable law, by the General Partner in its sole and absolute discretion;

WHEREAS, Rithm Property Trust (the “Parent”) has authorized the issuance and sale of up to 2,300,000 shares of its 9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) at a gross offering price of $25.00 per share of Series C Preferred Stock and, in connection therewith, the Parent is contributing the net proceeds of such issuance and sale to the Partnership in exchange for, and the General Partner is causing the Partnership to issue to the Parent, the Series C Preferred Units (as hereinafter defined) in accordance with Section 7.5.D. of the Agreement; and

WHEREAS, pursuant to the authority granted to the General Partner pursuant to Section 4.2.A and Article 14 of the Agreement, the General Partner desires to amend the Agreement (i) to set forth the designations, rights, powers, preferences and duties and other terms of the Series C Preferred Units and (ii) in exchange for payment of the proceeds from the issuance of the Series C Preferred Stock, to issue the Series C Preferred Units to the Parent.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Agreement as follows:

1. The Agreement is hereby amended by the addition of a new annex thereto, entitled Annex A, in the form attached hereto, which sets forth the designations, allocations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption, and any other special rights, powers and duties and other terms of the Series C Preferred Units and which shall be attached to and made a part of, and shall be an exhibit to, the Agreement.

2. Pursuant to Section 4.2.A and Section 7.5.D. of the Agreement, effective as of the applicable issuance date of the Series C Preferred Stock by the Parent, and in exchange for payment to the Partnership of the proceeds from the issuance of the Series C Preferred Stock, the Partnership will issue (and does hereby issue) Series C Preferred Units to the Parent in the amount shown on Schedule I hereto, which Schedule I may be amended by the General Partner in its sole discretion at any time, but in no event shall the number of Series C Preferred Units issued pursuant to this Amendment exceed 2,300,000.

The Series C Preferred Units have been created and are being issued in conjunction with the General Partner’s issuance and sale of the Series C Preferred Stock, and as such, the Series C Preferred Units are intended to have designations, preferences and other rights and terms that are substantially the same as those of the Series C Preferred Stock, all such that the economic interests of the Series C Preferred Units and the Series C Preferred Stock are substantially identical, and the provisions, terms and conditions of this Amendment, including without limitation the attached Annex A, shall be interpreted in a fashion consistent with this intent. In return for the issuance to the Parent of the Series C Preferred Units, the Parent has contributed or will contribute to the Partnership the funds raised through its issuance and sale of the Series C Preferred Stock (the Parent’s capital contribution shall be deemed to equal the amount of the gross proceeds of that share issuance (i.e., the net proceeds actually contributed, plus any underwriter’s discount or other expenses incurred, with any such discount or expense deemed to have been incurred by the General Partner on behalf of the Partnership)).

3. The foregoing recitals are incorporated in and are made a part of this Amendment.

4. Except as specifically defined herein, all capitalized terms shall have the definitions provided in the Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

GENERAL PARTNER:

Great Ajax Operating LLC

By: Rithm Property Trust Inc., its sole member

By:	/s/ Michael Nierenberg
Name:	Michael Nierenberg
Title:	Chief Executive Officer

LIMITED PARTNER:

By: Great Ajax Operating LLC, as Attorney-in-Fact for the Limited Partner

By: Rithm Property Trust Inc., its sole member

By:	/s/ Michael Nierenberg
Name:	Michael Nierenberg
Title:	Chief Executive Officer

Annex A

DESIGNATION OF THE SERIES C PREFERRED UNITS

OF

GREAT AJAX OPERATING PARTNERSHIP L.P.

1.	Designation and Number. A series of Preferred Units, designated the “9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Units” (the “Series C Preferred Units”), is hereby established. The initial number of authorized Series C Preferred Units shall be 2,300,000.

2.	Rank. The Series C Preferred Units will, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, rank: (a) senior to all classes or series of the Partnership’s Class A Units, and all classes or series of Preferred Units of the Partnership now or hereafter authorized, issued or outstanding expressly designated as ranking junior to the Series C Preferred Units as to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership; (b) on parity with any class or series of Preferred Units of the Partnership expressly designated as ranking on parity with the Series C Preferred Units as to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership; and (c) junior to any class or series of Preferred Units of the Partnership expressly designated as ranking senior to the Series C Preferred Units as to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership. “Preferred Units” means all Partnership Units designated as preferred units by the General Partner from time to time in accordance with Section 4.2.A of the Agreement, but does not include convertible or exchangeable debt securities, which will rank senior to the Series C Preferred Units prior to conversion or exchange. The Series C Preferred Units will also rank junior in right of payment to the Partnership’s existing and future debt obligations.

3.	Calculation Agent. The Parent will appoint a calculation agent for the Series C Preferred Units (which may be the Parent or an affiliate of the Parent) prior to the commencement of the Floating Rate Period (as hereinafter defined) and the calculation agent as may be determined by the Parent from time to time for the Series C Preferred Units is referred to herein as the “Calculation Agent”. The Parent will act as the initial Calculation Agent.

4.	Distributions.

(a)	Subject to the preferential rights of the holders of any class or series of Preferred Units ranking senior to the Series C Preferred Units with respect to distribution rights, holders of Series C Preferred Units are entitled to receive, when, as and if authorized by the General Partner and declared by the Partnership out of funds legally available for the payment of distributions, cumulative cash distributions (i) from, and including, the date of original issue to, but excluding, May 15, 2030 (the “Fixed Rate Period”), at the fixed rate of 9.875% per annum of the $25.00 liquidation preference per unit (equivalent to an annual rate of $2.46875 per unit), and (ii) thereafter (the “Floating Rate Period”), at a floating rate per annum equal to the Benchmark rate (which is expected to be the Three-Month Term SOFR) plus a spread of 5.56% per annum of the $25.00 liquidation preference per unit. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate will be deemed to be zero.

Distributions on the Series C Preferred Units will accrue and be cumulative from, and including, the date of original issue and will be payable to holders quarterly in arrears on or about 15th day of February, May, August and November (each such date, a “Distribution Payment Date”) of each year. If any Distribution Payment Date is a day that is not a Business Day (as defined below), then declared distributions with respect to that Distribution Payment Date will instead be paid on the immediately succeeding Business Day, without interest or other payment in respect of such delayed payment. The Partnership will pay cash distributions to the holders of record of Series C Preferred Units as such holders appear on the Partnership’s unit register on the applicable record date, which for any Distribution Payment Date shall be the first day of the calendar month, whether or not a Business Day, in which the applicable Distribution Payment Date falls. The term “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

For the purpose of calculating the distributions on the Series C Preferred Units for each Floating Rate Distribution Period during the Floating Rate Period when the Benchmark is Three-Month Term SOFR, “Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any Floating Rate Distribution Period, as determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions. All percentages used in or resulting from any calculation of Three-Month Term SOFR will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%. The term “Floating Rate Distribution Period” shall mean the period from and including the immediately preceding Floating Rate Period Distribution Payment Date to, but excluding, the applicable Floating Rate Period Distribution Payment Date (except that the first Floating Rate Distribution Period will commence on May 15, 2030).

The following definitions apply to the foregoing definition of Three-Month Term SOFR:

“Benchmark” means, initially, Three-Month Term SOFR; provided that, if the Calculation Agent determines on or prior to the Reference Time for any Floating Rate Distribution Period that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement for such Floating Rate Distribution Period and any subsequent Floating Rate Distribution Periods.

“Corresponding Tenor” means (i) with respect to Term SOFR, three months, and (ii) with respect to a Benchmark Replacement, a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“FRBNY’s Website” means the website of the FRBNY at http://www.newyorkfed.org, or any successor source.

“Reference Time” with respect to any determination of the Benchmark means (i) if the Benchmark is Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions, and (ii) if the Benchmark is not Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

“SOFR” means the secured overnight financing rate published by the FRBNY, as the administrator of SOFR (or any successor administrator), on the FRBNY’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR as published by the Term SOFR Administrator.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of Three-Month Term SOFR selected by the Calculation Agent in its reasonable discretion).

“Three-Month Term SOFR Conventions” means any determination, decision, or election with respect to any technical, administrative, or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of “Floating Rate Distribution Period,” timing and frequency of determining Three-Month Term SOFR with respect to each Floating Rate Distribution Period and making distribution payments, rounding of amounts or tenors, and other administrative matters) that the Calculation Agent determines may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the Calculation Agent determines that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent determines that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the Calculation Agent determines is reasonably necessary).

The terms “Benchmark Replacement Conforming Changes,” “Benchmark Replacement Date,” “Benchmark Replacement,” “Benchmark Replacement Adjustment,” and “Benchmark Transition Event” have the meanings set forth in Section 9 of the Series C Articles Supplementary.

Notwithstanding the foregoing paragraphs related to the determination of the distribution rate, if the Calculation Agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, then Benchmark transition provisions in Section 9 of the Series C Articles Supplementary which are referred to as the “Benchmark Transition Provisions,” will thereafter apply to all determinations of the Benchmark used to calculate the distribution rate on the Series C Preferred Units for each Floating Rate Distribution Period. In accordance with the Benchmark Transition Provisions, if the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred on or prior to the Reference Time in respect of any Floating Rate Distribution Period during the Floating Rate Period, then the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Series C Preferred Units during such Floating Rate Distribution Period and the remainder of the Floating Rate Period.

Absent manifest error, the Calculation Agent’s determination of the distribution rate for a Floating Rate Distribution Period for the Series C Preferred Units will be binding and conclusive on the holders of Series C Preferred Units, the Partnership (if the Partnership is not also the Calculation Agent). By its acquisition of the Series C Preferred Units, each holder of Series C Preferred Units (including, for the avoidance of doubt, each beneficial owner) will acknowledge, accept, consent to and agree to be bound by the Partnership’s and the Calculation Agent’s determination of the distribution rate for each Floating Rate Distribution Period, including the Partnership’s and the Calculation Agent’s determination of any Benchmark Replacement Conforming Changes, Benchmark Replacement Date, Benchmark Replacement, Benchmark Replacement Adjustment, and Benchmark Transition Event, including as may occur without any prior notice from the Partnership or the Calculation Agent and without the need for the Partnership or the Calculation Agent to obtain any further consent from any holder. The Calculation Agent’s determination of any distribution rate, and its calculation of distribution payments, for any Floating Rate Distribution Period, will be maintained on file at the Calculation Agent’s principal offices and will be made available to any holder of the Series C Preferred Units upon request.

If the then-current Benchmark is Three-Month Term SOFR, the Calculation Agent (which may be the Partnership) will have the right to establish the Three-Month Term SOFR Conventions, and if any of the foregoing provisions concerning the calculation of the distribution rate and distribution payments during the Floating Rate Period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the Calculation Agent, then the relevant Three-Month Term SOFR Conventions will apply. Furthermore, if the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR at any time when the Series C Preferred Units is outstanding, then the foregoing provisions concerning the calculation of the distribution rate and distribution payments during the Floating Rate Period will be modified in accordance with the Benchmark Transition Provisions.

The amount of any distribution payable on the Series C Preferred Units for any period greater or less than a full Distribution Period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. A “Distribution Period” means the period from, and including, each Distribution Payment Date to, but excluding, the next succeeding Distribution Payment Date, except for the initial distribution period, which will be the period from, and including, March 4, 2025 to, but excluding, May 15, 2025. Distributions will be payable to holders of record as such holders appear in the Partnership’s stock records at the close of business on the applicable record date, which is the first day of the calendar month, whether or not a Business Day, in which the applicable Distribution Payment Date falls.

(b)	Notwithstanding anything contained in herein to the contrary, distributions on the Series C Preferred Units shall accrue whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions, and whether or not such distributions are authorized or declared.

(c)	Except as provided in Section 3(d) hereof, no distributions shall be declared and paid or declared and set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any Class A Units or units of any other class or series of Preferred Units of the Partnership ranking, as to distributions, on parity with or junior to the Series C Preferred Units (other than a distribution paid in Class A Units or in units of any other class or series of Preferred Units ranking junior to the Series C Preferred Units as to payment of distributions and the distribution of assets upon the Partnership’s liquidation, dissolution or winding up) for any period, nor shall any Class A Units or any other units of any other class or series of Preferred Units of the Partnership ranking, as to payment of distributions and the distribution of assets upon the Partnership’s liquidation, dissolution or winding up, on parity with or junior to the Series C Preferred Units be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of such units, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Partnership (except by conversion into or in exchange for other units of any class or series of Preferred Units of the Partnership ranking junior to the Series C Preferred Units as to payment of distributions and the distribution of assets upon the Partnership’s liquidation, dissolution or winding up, and except for the redemption, purchase or other acquisition of (i) Series C Preferred Units or (ii) preferred stock ranking on parity with the Series C Preferred Units as to payment of distributions upon liquidation, dissolution or winding up or (iii) such equity securities by the General Partner for the purpose of preserving the Parent’s status as a REIT), unless full cumulative distributions on the Series C Preferred Units for all past Distribution Periods that have ended shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

(d)	When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series C Preferred Units and on the units of any other class or series of Preferred Units ranking, as to distributions, on parity with the Series C Preferred Units, all distributions declared upon the Series C Preferred Units and each such other class or series of Preferred Units ranking, as to distributions, on parity with the Series C Preferred Units shall be declared pro rata so that the amount of distributions declared per unit of Series C Preferred Units and such other class or series of Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per unit on the Series C Preferred Units and such other class or series of Preferred Units (which shall not include any accrual in respect of unpaid distributions on such other class or series of Preferred Units for prior Distribution Periods if such other class or series of Preferred Units does not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series C Preferred Units which may be in arrears.

(e)	Holders of Series C Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions on the Series C Preferred Units as provided herein. Any distribution payment made on the Series C Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remain payable. Accrued but unpaid distributions on the Series C Preferred Units will accumulate as of the Distribution Payment Date on which they first become payable.

(f)	If after March 4, 2025, the Partnership issues additional Series C Preferred Units, distributions on those additional units will accrue from the most recent Distribution Payment Date (except for additional Series C Preferred Units issued after March 4, 2025 but prior to the record date for the initial distribution period, which will be the period from, and including, March 4, 2025 to, but excluding, May 15, 2025), unless issued after the corresponding record date in which case distributions will accrue with the commencement of the next succeeding Distribution Period, at the then-applicable distribution rate.

5.	Liquidation Preference.

(a)	Upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, before any distribution or payment shall be made to holders of Class A Units or any other class or series of Preferred Units of the Partnership ranking, as to rights upon a voluntary or involuntary liquidation, dissolution or winding up of the Partnership, junior to the Series C Preferred Units, the holders of Series C Preferred Units shall be entitled to be paid out of the assets of the Partnership legally available for distribution to its unitholders, after payment of or provision for the debts and other liabilities of the Partnership and any class or series of Preferred Units of the Partnership ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, senior to the Series C Preferred Units, a liquidation preference of $25.00 per unit of the Series C Preferred Units, plus an amount equal to any accrued and unpaid distributions (whether or not authorized or declared) up to, but excluding, the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Partnership are insufficient to pay the full amount of the liquidating distributions on all outstanding Series C Preferred Units and the corresponding amounts payable on all units of each other class or series of Preferred Units ranking, as to rights upon the Partnership’s liquidation, dissolution or winding up, on parity with the Series C Preferred Units in the distribution of assets, then the holders of Series C Preferred Units and each such other class or series of Preferred Units ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series C Preferred Units shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Units will have no right or claim to any of the remaining assets of the Partnership. The consolidation or merger of the Partnership with or into any other partnership, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the property or business of the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding up of the Partnership.

(b)	In determining whether a distribution (other than upon voluntary or involuntary liquidation), redemption or other acquisition of units of the Partnership or otherwise, is permitted under applicable law, amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of units of the Partnership shall not be added to the Partnership’s total liabilities.

6.	Redemption.

(a)	Series C Preferred Units shall not be redeemable prior to May 15, 2030, except as described in this Section 5.

(b)	On or after May 15, 2030, the Partnership, at its option, upon not fewer than 30 days nor more than 60 days’ written notice, may redeem the Series C Preferred Units, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per unit, plus any accrued and unpaid distributions (whether or not authorized or declared) thereon up to, but excluding, the date fixed for redemption, without interest, to the extent the Partnership has funds legally available therefor (the “Redemption Right”). If fewer than all of the outstanding Series C Preferred Units are to be redeemed, the Series C Preferred Units to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional units) or by lot as determined by the Partnership. Holders of Series C Preferred Units to be redeemed must surrender such Series C Preferred Units at the place, or in accordance with the book-entry procedures, designated in such notice and shall be entitled to the redemption price of $25.00 per unit and any accrued and unpaid distributions payable upon such redemption following such surrender. If (i) notice of redemption of any Series C Preferred Units has been given, (ii) the funds necessary for such redemption have been set aside by the Partnership in trust for the benefit of the holders of any Series C Preferred Units so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and any accrued and unpaid distributions, then from and after the redemption date, distributions shall cease to accrue on such Series C Preferred Units, such Series C Preferred Units shall no longer be deemed outstanding, and all rights of the holders of such units shall terminate, except the right to receive the redemption price plus any accrued and unpaid distributions payable upon such redemption, without interest.

(c)	(d) Unless full cumulative distributions on the Series C Preferred Units for all past Distribution Periods that have ended shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, no Series C Preferred Units shall be redeemed pursuant to the Redemption Right unless all outstanding Series C Preferred Units are simultaneously redeemed, and the Partnership shall not purchase or otherwise acquire directly or indirectly any Series C Preferred Units or any class or series of Preferred Units ranking, as to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Partnership, on parity with or junior to the Series C Preferred Units (except by conversion into or in exchange for units of the Partnership ranking, as to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Partnership, junior to the Series C Preferred Units); provided, however, that the foregoing shall not prevent the purchase of Series C Preferred Units, or any other class or series of Preferred Units ranking, as to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Partnership, on parity with or junior to the Series C Preferred Units, by the Partnership in connection with a redemption or purchase by the Parent of Series C Preferred Stock pursuant to Article VI of the Charter of the Parent or otherwise in order to ensure that the Parent remains qualified as a REIT for United States federal income tax purposes, or pursuant to the terms of the Articles Supplementary of Parent filed with the State Department of Assessments and Taxation of Maryland (the “Series C Articles Supplementary”), or pursuant to the purchase or acquisition of Series C Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Units.

(e)	Notice of redemption pursuant to the Redemption Right will be mailed by the Partnership, postage prepaid, not fewer than 30 days nor more than 60 days prior to the redemption date, at such holder’s address as the same appears in the records of the Partnership. No failure to give, nor defect in, such notice, nor in the mailing thereof, shall affect the validity of the proceedings for the redemption of any Series C Preferred Units except as to the holder to whom such notice was defective or not given. Each such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series C Preferred Units to be redeemed; (iv) the place or places where the certificates, if any, representing Series C Preferred Units are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated Series C Preferred Units for payment of the redemption price; (vi) that distributions on the Series C Preferred Units to be redeemed will cease to accumulate on such redemption date; and (vii) that payment of the redemption price and any accumulated and unpaid distributions will be made upon presentation and surrender of such Series C Preferred Units. If fewer than all of the Series C Preferred Units held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Series C Preferred Units held by such holder to be redeemed.

(f)	If a redemption date falls after a distribution record date and on or prior to the corresponding Distribution Payment Date, each holder of Series C Preferred Units at the close of business of such distribution record date shall be entitled to the distribution payable on such units on the corresponding Distribution Payment Date notwithstanding the redemption of such units on or prior to such Distribution Payment Date. Except as provided herein, the Partnership shall make no payment or allowance for unpaid distributions, whether or not in arrears, on Series C Preferred Units for which a notice of redemption has been given.

(g)	Notwithstanding anything to the contrary contained herein, the Partnership may redeem one Series C Preferred Unit for each share of Series C Preferred Stock purchased in the open market, through tender or by private agreement by the Parent.

(h)	All Series C Preferred Units redeemed or repurchased pursuant to this Section 5, or otherwise acquired in any other manner by the Partnership, shall be retired and shall be restored to the status of authorized but unissued Preferred Units, without designation as to series or class.

7.	[Reserved].

8.	Voting Rights. Holders of Series C Preferred Units shall not have any voting rights.

9.	Conversion.

(a)	In the event that a holder of Series C Preferred Stock of the Parent exercises its right to convert the Series C Preferred Stock into Shares of the Parent in accordance with the terms of the Series C Articles Supplementary, then, concurrently therewith, an equivalent number of Series C Preferred Units of the Partnership held by the Parent shall be automatically converted into a number of Class A Units of the Partnership equal to the number of Shares issued upon conversion of such Series C Preferred Stock; provided, however, that if a holder of Series C Preferred Stock of the Parent receives cash or other consideration in addition to or in lieu of Shares in connection with such conversion, then the Parent, as the holder of the Series C Preferred Units, shall be entitled to receive cash or such other consideration equal (in amount and form) to the cash or other consideration to be paid by the Parent to such holder of the Series C Preferred Stock. Any such conversion will be effective at the same time the conversion of Series C Preferred Stock into Shares is effective.

(b)	No fractional units will be issued in connection with the conversion of Series C Preferred Units into Class A Units. In lieu of fractional Class A Units, the Parent shall be entitled to receive a cash payment in respect of any fractional unit in an amount equal to the fractional interest multiplied by the closing price of a Share on the date the Series C Preferred Stock is surrendered for conversion by a holder thereof.

10.	No Maturity or Sinking Fund. The Series C Preferred Units has no stated maturity date, and no sinking fund has been established for the retirement or redemption of Series C Preferred Units.

11.	No Preemptive Rights. No holder of Series C Preferred Units shall be entitled to any preemptive rights to subscribe for or acquire any unissued units of the Partnership (whether now or hereafter authorized) or securities of the Partnership convertible into or carrying a right to subscribe to or acquire units of the Partnership.

12.	Allocation of Profit and Loss. Allocation of the Partnership’s items of income, gain, loss and deduction shall be allocated among Holders of Series C Preferred Units in accordance with Article VI of the Agreement.

Schedule I

Number of Series C Preferred Units issued to the Parent	2,000,000